Exhibit 18.1

March 31, 2002

Ms. Carolyn Jones
Senior Vice President, Chief Financial
  Officer and Treasurer
Hilb, Rogal and Hamilton Company
4951 Lake Brook Drive, Suite 500
Glen Allen, Virginia 23060

Dear Ms. Jones,

Note B of Notes to the Consolidated Financial Statements of Hilb, Rogal and Hamilton Company (the Company) included in its Form 10-Q for the three-months ended March 31, 2002, describes a change in the method of accounting for the recognition of commissions on premiums billed and collected directly by insurance companies (direct bill commissions), which has been recognized as a change in accounting principle. Prior to January 1, 2002, the Company recognized all direct bill commissions as revenue when received. Effective January 1, 2002, the Company recognizes direct bill commissions on middle-market property and casualty insurance policies as revenue on the later of the billing date or effective date of the insurance policy. You have advised us that you believe this change is to a preferable method in your circumstances because the new method conforms with industry practice and accounting concepts.

There are no authoritative criteria for determining a `preferable' method of recognizing revenue for direct bill commissions based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2001, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.


                                           Very truly yours,


                                           /s/ Ernst & Young LLP